April 20, 2006


Stephen Krikorian
Accounting Branch Chief
One Station Place
100 F Street NE
United States Securities and Exchange Commission
Washington, D.C 20549

Dear Mr. Krikorian:

This letter is in response to your to your notice dated March 30, 2006. In providing this response, Powerhouse Technologies Group Inc. (the Company) acknowledges that:

      - The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

      - SEC staff comments or changes in disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      - The Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities law of the United States.


FORM 10-Q FOR THE NINE-MONTHS ENDING SEPTEMBER 30. 2005

SOFTWARE TECHNOLOGY ASSETS. PAGE 8

COMMENT 3:

We note your response to prior comment No. 4. In future filings revise your critical accounting policy disclosure to clearly indicate the type and nature of assumptions used to evaluate the recoverability the asset. It appears that the primary assumptions and estimates are expected cash flows (i.e., net realizable value). That is, you should disclose how you arrived at the estimates, how accurate the assumptions have been and whether the assumptions are reasonably likely to change in the future. See SEC Release 33-8350 Section V.

RESPONSE TO COMMENT 3:

In consideration of your Comment 3, the Company significantly expanded its disclosure of the type and nature of the assumptions used to evaluate the recoverability of its Software Technology asset, as discussed in SEC Release 33-8350 Section V. The Company agrees with the staff's comment that "expected cash flows (i.e., net realizable value)" is the basis that the Company relies on to currently value of its Software

Technology asset. We state in our recently filed transitional Form 10-KSB for the nine months ended December 31, 2005; (italics added for emphasis)

Impairment of Long-Lived Assets

Property, equipment, intangible and certain other long-lived assets are amortized over their useful lives. Useful lives are based on management's estimates of the period that the assets will generate revenues. Long-lived assets are written down to fair value whenever events or changes indicate that the carrying amount of an asset may not be recoverable. Our policy is to review the recoverability of all long-lived assets at a minimum of once per year and record an impairment loss when the fair value of the assets does not exceed the carrying amount of the asset. OUR MOST SIGNIFICANT LONG-LIVED ASSET IS OUR SOFTWARE TECHNOLOGY, WHICH IS CURRENTLY BEING AMORTIZED ON THE STRAIGHT-LINE BASIS OVER 5 YEARS. DIFFERENCES BETWEEN OUR ORIGINAL FORECASTS AND ACTUAL RESULTS HAVE RESULTED PRIMARILY FROM THE COMPANY'S CHANGE IN FOCUS FROM SELLING DIRECTLY TO CONSUMERS PRIMARILY THROUGH ADVERTISING TO SELLING THROUGH PARTNERS SUCH AS M-SYSTEMS. WHILE THE CHANGE IN FOCUS RESULTED IN LOWER THAN PROJECTED REVENUES BEING ACHIEVED, OPERATING EXPENSES HAVE ALSO DECLINED SIGNIFICANTLY. IN CALCULATING THE CURRENT VALUE FOR OUR CORE SOFTWARE TECHNOLOGY, THE COMPANY PRIMARILY RELIES UPON ITS ESTIMATES OF THE FUTURE CASH FLOWS (NET REALIZABLE VALUE) DERIVED FROM THE SALE OF ITS SOFTWARE. AMONG THE KEY ASSUMPTIONS USED BY MANAGEMENT ARE PROJECTED SALES VIA M-SYSTEMS AND OTHER POTENTIAL PARTNERS, ASSUMPTIONS REGARDING THE POTENTIAL CONVERSION PERCENTAGES OF USERS UPGRADING THEIR VERSION OF MIGO SOFTWARE, COSTS TO DEVELOP ADDITIONAL FEATURES FOR THE MIGO SOFTWARE, AS WELL AS PROJECTED HEADCOUNT, MARKETING AND GENERAL AND ADMINISTRATIVE EXPENSES. As circumstances change, the actual life and/or usage pattern may vary in the future, which might result in either increases or decreases in future amortization expense. Also, if circumstances and/or assumptions regarding the utility and recoverability of the software technology change, future write-offs or write-downs may be required.

NOTE 7. EQUITY TRANSACTIONS, PAGE 11

COMMENT 4:

We note your response to prior comment No. 5, that states that you concluded that the Registration Rights Agreement and the related documents were not a derivative. We note the EITF recently deliberated the impact of these liquidated damages clauses and the effect on the accounting and classification of instruments subject to the scope of EITF 00-19 in EITF 05-4 The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19. The EITF has not reached a consensus on this issue and has deferred deliberation until the FASB addresses certain questions which could impact a conclusion on this issue. However, in the meantime, please tell us how considered the guidance in EITF 05-4 and the different views on this issue as outlined in Issue Summary No. 1 to EITF 05-4 in analyzing the registration rights agreement and in considering whether you are required to classify the warrant as a liability. In this regard, it appears that you are applying View A.

COMMENT 5:

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We note your response to prior comment No. 5, which indicates that the Company is the process of amending its registration rights agreement to eliminate any possibility of cash payments as a penalty and eliminate the cash redemption language. In this regard, the amended registration statement now appears to allow the Company the option, in its sole discretion, to pay any liquidated damages amount with additional shares of Common Stock, with the price of each such additional share of Common Stock to be deemed equal to average closing price per share of the Company's Common Stock as quoted on the OTCBB for each such 30 business day period, or portion thereof. If the company is following View A of EITF 05-04, the EITF 00-19 model (for contracts in their scope) assumes the company will settle in shares when it is their option and the settlement alternatives are equivalent. Since share settlement is assumed and the penalty is payable in a variable number of shares, the condition in paragraph 19 of EITF 00-19 will not be satisfied and the warrant should be classified as a liability. Further, you must also re-assess all convertible instruments and warrants under this paragraph since this will result in you not having sufficient authorized shares for those instruments as well. The result will be that all the convertible instruments with embedded derivatives and outstanding warrants will be within the scope of SFAS 133 and subject to fair value accounting as a liability. Provide us with your analysis of how you considered the guidance in SFAS 133 and EITF 00-19.

COMMENT 6:

We also note from your response to prior comment No. 5 that you are in the process of amending the registration rights agreements to delete the last sentence in Section 2(c)(i). Tell us how you considered the guidance paragraph 12 of EITF 00-19, that states that "any provision that could require net-cash settlement cannot be accounted for as equity (that is, liability classification would be required)". In this regard, since the registration rights agreement contains redemption features that allow holders of the Senior A Units the right to put the stock and warrant back to the Company for full redemption value, all warrants and conversion options should be classified as liabilities. See page F-19 on your Form 10-KSB/A filed on December 21, 2005. Additionally, identify all securities that have registration rights that contain this redemption feature.

FORM 8-K FILED ON MARCH 21. 2006

COMMENT 7:

We note that on March 17, 2006, the Company completed a private placement with certain investors for 12,421,875 shares of common stock and warrants to purchase a total of 6,210,937 shares of the common stock. We further note from the registration rights agreements dated March 10, 2006 that you are required to pay liquidated damages in the event that a registration statement filed does not become effective within a certain number of days after the execution date of these agreements and are required to keep the registration statement effective until certain conditions have been met. We further note that if the holders are no longer entitled to receive payments as a result of the 30% limitation on liquidated damages that the holders have the right to sell all (but not less than all) of their registerable securities to the Company for a cash purchase price equal to the aggregate purchase price paid by the holder. Tell us how you plan to classify and account for the common stock and warrants. Your response should address how you considered the guidance in SFAS 133 and EITF 00-19 for classification of the warrants (paragraph 12 of EITF 00-19) and EITF Topic D-98 for classification of the shares of common stock. Refer to Section II B 1 of the Current Accounting and Development Issues in the Division of Corporation Finance, located on our website at http://www.sec.Hov/divisi.ons/corpfin/acctdis_120105.pdf, for guidance regarding whether the warrants should be accounted for under the scope of SFAS 133. See paragraph 66 of EITF 00-19.

RESPONSE TO COMMENTS 4, 5, 6, & 7:

The Company believes that Comments 4, 5, 6, 7 are all related to the same underlying issue, and its response to the four questions follows:

As noted by the staff above, the Company originally concluded that the Registration Rights Agreement associated with its September 2005 financing did not lead to treating the securities as a liability, but as equity. The Company has reevaluated its accounting for the September 2005 financing as well as for the December 2005 and March 2006 financings. The terms of these financings, including the registration rights agreements are all similar. Based on the redemption feature included in the registration rights agreements and in accordance with EITF Topic D-98 and EITF 00-19, the Company has concluded that the common stock issued in these financings should be classified as temporary equity and the warrants issued in these financings should be treated as liabilities. As such, the Company has reflected this change in its Transitional Report on Form 10-KSB for the nine months ended December 31, 2005. Please note that these financings are the only ones subject to the redemption features. The redemption features associated with the Senior A Units were no longer available to the Series A Unit holders based on the fact that the Company filed an effective registration statement in December 2004.

The detailed analysis that the Company used in arriving at its conclusion that the warrant should be treated as a liability follows in Appendix A.

As the staff notes, the Company did successfully gain approval in April 2006 from its investors to amend its registration rights agreement, specifically eliminated the ability of the purchasers in September and December 2005, and March 2006 from ever being able to "put the stock and warrant back to the Company for full redemption value", and to give the Company the option to pay any penalty with shares. The Company agrees with the staff that the by amending the registration rights agreement, it must review all its existing convertible instruments outstanding under paragraph 19 of EITF 00-19 and SFAS 133. The Company will conduct this review and properly classify such instruments as of the effective date of the amendment which is April 6, 2006.

We trust that this letter adequately addresses your concerns in your letter of March 30, 2006.

Best regards,


Richard Liebman
Chief Financial Officer

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                                   Appendix A

MIGO SOFTWARE, INC.
CLASSIFICATION ASSESSMENT
WARRANTS ISSUED WITH COMMON STOCK IN SEPTEMBER AND DECEMBER, 2005 AND MARCH 2006

                                                                                                             AS OF
                                                                                                  ----------------------------
                       Para.h                                                                       9/30/2005    12/31/2005
                                                                                                  ----------------------------
SFAS 133                   11 Notwithstanding the conditions of paragraphs 6 - 10, the reporting entity shall not consider the following contracts to be derivative instruments for purposes of this Statement:

SFAS 133                   a. Contracts issued or held by that reporting entity that are both
                              (1) indexed to its own stock and (2) classified in
                              stockholders' equity in its statement of financial position.              NO            NO

EITF 00-19                  8 Accordingly, unless the economic substance
                              indicates otherwise, contracts would be initially
                              classified as equity or as either assets or
                              liabilities, in the following situations [Note: See
                              paragraphs 71 - 77 of the STATUS section.] :

EITF 00-19                  8 Contracts that require physical settlement or net-share
                              settlement                                                                NO            NO

EITF 00-19                  8 Contracts that give the company a choice of net-cash settlement or settlement in its own shares (physical settlement or
                              net-share settlement), assuming that all the criteria set forth
                              in paragraphs 12-32 have been met.                                        NO            NO

EITF 00-19                  8 Contracts that require net-cash settlement
                              (including a requirement to net cash settle the
                              contract if an event occurs and if that event is
                              outside the control of the company)                                       NO            NO


EITF 00-19                  8 Contracts that give the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or
                              net-share settlement).                                                    NO            NO

EITF 00-19                  9 Contracts that require that the company deliver shares as part of a physical settlement or a net-share settlement should be initially measured at fair value and reported in permanent equity.  Subsequent changes in fair value should not be
                              recognized as long as the contracts continue to be classified
                              as equity.                                                                NO            NO

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
EITF 00-19                  9 Contracts that give the company a choice of (a) net-cash settlement or settlement in shares (including net-share
                              settlement and physical settlement that requires that the
                              company deliver shares) or (b) either net-share settlement or physical settlement that requires that the company deliver cash should be initially measured at fair value and reported in permanent equity. (See discussion in paragraphs 12-32 for
                              additional conditions that must be met to classify a contract as equity.) Subsequent changes in fair value should not be recognized as long as the contracts remain classified as
                              equity.  If such contracts are ultimately settled in a manner that requires that the company deliver cash, the amount of cash paid or received should be reported as a reduction of, or an
                              addition to, contributed capital.                                         NO            NO

EITF 00-19                  9 All other contracts are classified as assets or liabilities and should be measured at fair value, with changes in fair value reported in earnings and disclosed in the financial statements as long as the contracts remain classified as assets or
                              liabilities. If contracts classified as assets or liabilities are ultimately settled in shares, any gains or losses on those contracts should continue to be included in earnings.

EITF 00-19                 12 Contracts that include any provision that could require net-cash settlement cannot be accounted for as equity of the company (that is, asset or liability classification is required for those contracts), except in those limited circumstances in which holders of the underlying shares also would receive cash
                              (see discussion in the last sentence of this paragraph and in paragraph 27, below). Similarly, for SEC registrants, equity derivative contracts with any provision that could require physical settlement by a cash payment to the counterparty in exchange for the company's shares cannot be accounted for as permanent equity (that is, temporary equity classification under
                              ASR 268 would be required unless net-cash settlement can be imposed on the company, in which case, the contract would be classified as an asset or a liability). [Note: See paragraph 74 of the STATUS section and the Subsequent Developments section in Topic D-98.] Those conclusions do not allow for an evaluation of the likelihood that an event would trigger cash settlement
                              (whether net cash or physical), except that if the payment of cash is only required upon the final liquidation of the company, then that potential outcome need not be considered when applying
                              the consensuses in this Issue.                                            NO            NO

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
EITF 00-19                 13 Because any contract provision that could require net-cash settlement precludes accounting for a contract as equity of the company (except for those circumstances in which the holders of the underlying shares would receive cash, as discussed in
                              paragraphs 27 and 28), all of the following conditions must be met for a contract to be classified as equity:

EITF 00-19                 14 The contract permits the company to settle in unregistered
                              shares.                                                                   NO            NO

EITF 00-19                 14 The events or actions necessary to deliver registered shares are not controlled by a company and, therefore, except under the circumstances described in paragraph 18, below, if the contract permits the company to net-share or physically settle the contract only by delivering registered shares, it is
                              assumed that the company will be required to net-cash settle the contract. As a result, the contract must be classified as an asset or a liability. Delivery of unregistered shares in a private placement to the counterparty is within the control of a company, as long as a failed registration statement (that is, a registration statement that was filed with the SEC and
                              subsequently withdrawn) has not occurred within six months prior to the classification assessment date. If a failed
                              registration statement has occurred within six months of the classification assessment date, whether a company can deliver unregistered shares to the counterparty in a net-share or
                              physical settlement is a legal determination. Accordingly, assuming (a) a failed registration statement does not preclude delivery of unregistered shares, (b) the contract permits a company to net-share settle the contract by delivery of
                              unregistered shares, and (c) the other conditions in this Issue are met, the contract should be classified as a permanent
                              equity instrument.                                                        NO            NO

EITF 00-19                 15 A contract may specify that the value of the unregistered shares to be privately placed under share settlement is to be determined by the counterparty using "commercially reasonable means." That valuation is used to determine the number of
                              unregistered shares that must be delivered to the
                              counterparty. The term commercially reasonable means is
                              sufficiently objective from a legal perspective to prevent a counterparty from producing an unrealistic value that would then compel a company to net-cash settle the contract.
                              Similarly, a contractual requirement to determine the fair value of unregistered shares by obtaining market quotations is sufficiently objective and would not suggest that the
                              settlement alternatives have different economic                          NO            NO

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
                              values.

EITF 00-19                 16 If a settlement alternative includes a penalty that would be avoided by a company under other settlement alternatives, the uneconomic settlement alternative should be disregarded in classifying the contract. In the case of delivery of
                              unregistered shares, a discount from the value of the
                              corresponding registered shares that is a reasonable estimate of the difference in fair values between registered and
                              unregistered shares (that is, the discount reflects the fair value of the restricted shares determined using commercially
                              reasonable means) is not considered a penalty.                            NO            NO

EITF 00-19                 17 The Task Force observed that if (a) a derivative contract requires physical or net-share settlement by delivery of
                              registered shares and does not specify any circumstances under which net-cash settlement would be permitted or required and
                              (b) the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net-cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable
                              alternative). Consequently, the derivative must be classified as an asset or a liability (subject to the transition guidance in this Issue) because share settlement is not within the
                              company's control.                                                        NO            NO

EITF 00-19                 18 The Task Force reached a consensus that if a derivative involves the delivery of shares at settlement that are
                              registered as of the inception of the derivative transaction and there are no further timely filing or registration
                              requirements, the requirement of Issue 00-19 that share
                              delivery be within the control of the company is met,
                              notwithstanding the Task Force's consensus in paragraph 14,
                              above.                                                                    NO            NO

EITF 00-19                 19 The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the
                              maximum period the derivative contract could remain outstanding.          NO            NO

EITF 00-19                 19 If a company could be required to obtain shareholder approval to increase the company's authorized shares in order to
                              net-share or physically settle a contract, share settlement is not controlled by the company. Accordingly, a company must evaluate whether a sufficient number of authorized and unissued shares exists at the classification assessment date to control settlement by delivering shares. In that evaluation, a company must compare (a) the number of currently authorized but
                              unissued shares, less the maximum number of shares that could be required to be delivered during the contract period under existing commitments (for example, outstanding convertible debt that is convertible during the contract period, outstanding stock options that are or will become exercisable during the contract period, or other derivative financial instruments indexed to, and potentially settled in, a company's own stock
                              5) with (b) the maximum number of shares that could be required to be delivered under share settlement (either net-share or physical) of the contract. 6 If the amount in (a) exceeds the amount in (b) and the other conditions in this Issue are met, share settlement is within the control of the company and the contract should be classified as a permanent equity
                              instrument. Otherwise, share settlement is not within the
                              control of the company and asset or liability classification is
                              required.                                                                 NO            NO

EITF 00-19                 20 The contract contains an explicit limit on the number of shares
                              to be delivered in a share settlement.                                    NO            NO

EITF 00-19                 20 For certain contracts, the number of shares that could be required to be delivered upon net-share settlement is
                              essentially indeterminate. For example, assume that a company writes a put option to a counterparty that permits the
                              counterparty to sell 100,000 of the company's shares to the company at $100 per share. The contract permits the company to net-share settle the contract. If the market price of the
                              company's shares falls to $1 as of the settlement date, the company would be required to deliver 9,900,000 shares. If the market price of the shares falls to $0.125, the company would be required to deliver 79,900,000 shares. If the number of shares that could be required to be delivered to net-share settle the contract is indeterminate, a company will be unable to

                              conclude that it has sufficient available authorized and
                              unissued shares and, therefore, net-share settlement is not
                              within the control of the company.                                        NO            NO

EITF 00-19                 21 If a contract limits or caps the number of shares to be delivered upon expiration of the contract to a fixed number, that fixed maximum number can be compared to the available authorized and unissued shares (the available number after considering the maximum number of shares that could be required to be delivered during the contract period under existing
                              commitments as addressed in paragraph 19 of this Issue and including top-off or make-whole provisions as discussed in paragraph 26 of this Issue) to determine if net-share
                              settlement is within the control of the company. A contract termination trigger alone (for example, a provision that
                              requires that the contract will be terminated and settled if the stock price falls below a specified price) would not
                              satisfy this requirement because, in that circumstance, the maximum number of shares deliverable under the contract is not known with certainty unless there is a stated maximum number of
                              shares.                                                                   NO            NO

EITF 00-19                 25 There are no required cash payments to the counterparty in the
                              event the company fails to make timely filings with the SEC.              YES          YES

EITF 00-19                 25 The Task Force reached a consensus that the ability to make timely SEC filings is not within the control of the company.
                              Accordingly, if a contract permits share settlement but
                              requires net-cash settlement in the event that the company does not make timely filings with the SEC, that contract must be
                              classified as an asset or a liability.                                    NO            NO

EITF 00-19                 26 There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are
                              insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled "top-off" or
                              "make-whole" provisions).                                                 YES          YES

EITF 00-19                 27 The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the
                              contract also would receive cash in exchange for their shares.            NO            NO

EITF 00-19                 29 There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a
                              shareholder of the stock underlying the contract.                         YES          YES

EITF 00-19                 32 There is no requirement in the contract to post collateral at
                              any point or for any reason.                                              YES          YES

                                                                                  CONCLUSION:        LIABILITY    LIABILITY
